MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

June 1 , 2004	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Four Cortez-Trend Projects Acquired

Miranda Gold Corp. is pleased to announce the signing of a mineral lease agreement on four properties, all of which are located in the favorable Cortez Trend portion of the Eureka-Battle Mountain Gold Belt. Both Placer Dome and the Cortez Joint Venture (Placer Dome 60% and Kennecott Minerals 40%) have been extremely active in this area and all four of the new properties are surrounded by or adjoin claims held by these companies. The properties include 79 claims at Red Hill, 64 claims in Coal Canyon, 43 claims in the Cortez Mountains (BPV property) and 73 claims in the Horse Creek Valley area (CONO property).

Miranda has acquired these properties based on a generative model that infers a structural trend between the Cortez Joint Venture’s Cortez Hills deposits and the ET Blue project and a continuation of that trend into Horse Creek Valley-Pine Valley and into the Simpson Park Range. Miranda believes that the Horse Creek Valley – Pine Valley area represents a geologic setting similar to Crescent Valley that hosts the Pipeline-Cortez mine complex.

Both the Red Hill and Coal Canyon properties in the northern Simpson Park Range cover geologic “windows” that expose lower plate carbonate rocks favorable for hosting disseminated gold mineralization such as the nearby Cortez Hills (7 million ounces) and Pipeline deposits (12 million ounces). Both the CONO and BPV properties lie approximately 3 miles south of the ET Blue Project where the Cortez Joint Venture conducted a major drill program in 2002-2003.

The Coal Canyon property is adjacent to the window-bounding Grouse Creek fault where previous exploration programs have identified significantly anomalous drill-indicated mineralization. Favorable host rocks at Coal Canyon include both the Roberts Mountain and Hanson Creek Formations.

The Red Hill property shows intensive alteration in limestone associated with both east-northeast and north-northwest faults. Antimony prospects on the project are probably indicative of the associated gold system. Newcrest Resource Inc., the most recent operator on the property, has drilled weakly anomalous gold associated with dikes.

Drilling on the CONO claims has indicated lower plate carbonates in the basement below pediment gravels. The BPV property, one mile west of CONO is underlain by upper plate siliclastics and chert but lower plate carbonates may occur at permissible depths.

All four properties were leased from Nevada North Resources (U.S.A.), Inc. a privately held exploration company. Under terms of the 20-year agreement, Miranda will make advance royalty payments of $25,000 for each of the first 3 years of the lease to Nevada North. The owner also retains a 2.5% to 5.0% sliding scale royalty that is subject to buy down provisions to 2%. Mr. Ken Cunningham, a director and officer of Miranda Gold Corp., has a 10% equity interest in the four properties through his relationship as past vice-president of Nevada North.

Miranda now controls one of the largest land positions in the Cortez Trend, one of the most active and prospective exploration areas in Nevada. In addition to the 4 new properties, Miranda also owns mineral rights to the JDW and Fuse claims on the east end of Pine Valley and controls the Red Canyon property which lies immediately south of the Tonkin Springs mine. These seven properties consist of 705 claims and cover approximately 14,500 acres.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with several gold exploration projects in various stages of exploration and development. For more information, visit the Company’s web site at www.mirandagold.com .

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.